CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICALLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #3 TO THE AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of September 28, 2021 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an Amending Agreement No. 1 dated March 25, 2021 and an Amending Agreement No. 2 dated June 30, 2021 (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS the Borrower has obtained a subordinated loan from IQ in the amount of $10,000,000; WHEREAS the Lenders and the Borrower wish to amend the Amended and Restated Credit Agreement in order to authorize such subordinated loan, the whole in the manner provided for herein; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Amended and Restated Credit Agreement. 1.2 Amending Agreement. The Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 AMENDMENTS TO AMENDED AND RESTATED CREDIT AGREEMENT 2.1 Section 1.1.74 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.74 “Fixed Charge Coverage Ratio” – means, for any period, with reference to the Borrower on a consolidated basis, the ratio of (a) Adjusted EBITDA less (i) cash income taxes paid, (ii) Distributions, (iii) Unfunded Capital Expenditures divided by (b) aggregate Interest Expense of the Borrower during such period plus regular scheduled principal repayments on Total Debt during such period including, for greater clarity, debt-like instruments such as balance of sale and vendor take-backs plus any principal repayment on Subordinated Debt . The total of the amount of paragraph (b) is reduced by any income related to [Redacted].” 2.2 Section 1.1.87 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.87 “IQ Loan Facility” – means any extension of credit to an Obligor by IQ from time to time for the purpose of financing tax credits for any specific taxation year provided that the aggregate amount of such IQ Loan Facility does not exceed $17,000,000 at any time, each as amended, restated or renewed from time to time.”

- 3 - 2.3 Section 1.1.88 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.88 “IQ Security” – means a deed of movable hypothec on a universality of claims made by Alithya Canada in favour of IQ dated as of February 23, 2017 for an amount of $5,400,000 and registered at the Québec register of personal and movable real rights under number 17-0196984-0001, and each subsequent deed of movable hypothec or other security document granted by any Obligor in favour of IQ strictly to finance an IQ Loan Facility and not the IQ Subordinated Debt.” 2.4 The following sections 1.1.88A and 1.1.88B of the Amended and Restated Credit Agreement are hereby added between Sections 1.1.88 and 1.1.89: “1.1.88A “IQ Subordinated Debt” – means a subordinated loan in the amount of $10,000,000 granted by IQ to the Borrower under or pursuant to a “convention de prêt” dated September 28, 2021, as amended, replaced, restated, supplemented or otherwise modified from time to time. 1.1.88B “IQ Subordination Agreement” – means the “convention de subordination et d’atermoiement” dated September 28, 2021 entered into between IQ and the Agent, as amended, replaced, restated, supplemented or otherwise modified from time to time.” 2.5 Section 1.1.160 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.160 “Subordinated Debt” – of a Person means indebtedness of such Person for borrowed money, which is validly and effectively subordinated and postponed in right of payment of principal, interest and premium if any, to the payment in full of all amounts owing from time to time under or pursuant to the Obligations by way of an agreement in form and substance satisfactory to the Agent and the Lenders. The IQ Subordinated Debt shall be considered Subordinated Debt for this Agreement.” 2.6 The following section 13.1.4A of the Amended and Restated Credit Agreement is hereby added between Sections 13.1.4 and 13.1.5: “13.1.4A IQ Subordination Agreement: the Agent and IQ shall have entered into the IQ Subordination Agreement.” 2.7 Section 14.1.7 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “14.1.7 Cross-Default to Debt: any Obligor shall fail to pay any of the following: (i) any Debt with IQ, including without limitation in respect of any IQ Loan Facility or the IQ Subordinated Debt, and (ii) its Debts (other than that Debt referred to in Sections 14.1.1 and 14.1.2), including in respect of any IQ

- 4 - Loan Facility, or any interest or premium thereon, when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise), the amount of which individually or in the aggregate at any time exceeds C$1,500,000 or the Equivalent Amount in another currency and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other default which has not been cured or waived under any agreement or instrument relating to any such Debt, the amount of which individually or in the aggregate at any time exceeds C$1,500,000 or the Equivalent Amount in any other currency, of any Obligor, or any other event shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Debt; or any such Debt, the amount of which individually or in the aggregate at any time exceeds C$1,500,000 or the Equivalent Amount in any other currency, shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or” 2.8 Section 16.14 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “16.14 Substitute Basis - Alternate Interest Rate 16.4.1 LIBOR 16.14.1.1 Replacing LIBOR. On March 5, 2021 the Financial Conduct Authority (the FCA), the regulatory supervisor of the LIBOR’s administrator (IBA), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1 month, 3 month, 6 month and 12 month LIBOR tenor settings. On the earlier of: (a) the date that all Available Tenors of LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (b) the Early Opt in Effective Date, if the then current Benchmark is Libor, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis and the interest payment dates will be determined by the Agent pursuant to Section 16.14.1.5 below.

- 5 - 16.14.1.2 Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document, so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. 16.14.1.3 Benchmark Replacement after a Term SOFR Event. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Term SOFR Event has occurred prior to the time provided for the next setting of the then current Benchmark, then the sum of (i) Term SOFR and (ii) the applicable percentage specified in clause (1)a) of the definition of Benchmark Replacement will become the applicable Benchmark Replacement and will replace the then current Benchmark for all purposes hereunder or under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; provided that this Section 16.14.1.3 will not be effective unless the Agent has delivered to the Lenders and the Borrower a notice of the occurrence of such Term SOFR Event. 16.14.1.4 Unavailability of Benchmark. At any time that the administrator of the then current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for an Advance of, conversion to or renewal of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to US Base Rate Loans. During the period referenced in the foregoing sentence, the component of US Base Rate based upon the Benchmark will not be used in any determination of US Base Rate. 16.14.1.5 Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming

- 6 - Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement. 16.14.1.6 Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section including any determination with respect to a tenor, rate or adjustment or of the occurrence or non occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party t this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section. 16.14.1.7 Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then current Benchmark is a term rate (including Term SOFR or LIBOR), then the Agent may remove any tenor of such Benchmark that is unavailable or non representative for Benchmark (including Benchmark Replacement) settings and (ii) the Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings that has ceased to be unavailable or non representative. For the purposes of this Section: “Available Tenor” means, as of any date of determination and with respect to the then current Benchmark, as applicable, (i) if the then current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an interest period or (ii) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date. “Benchmark” means, initially, LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to this Agreement, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” will include, as applicable, the published component used in the calculation thereof. “Benchmark Replacement” means, for any Available Tenor:

- 7 - (1) For purposes of Section 16.14.1.1(a), the first alternative set forth below that can be determined by the Agent: (a) the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six months’ duration, or (b) the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of the LIBOR with a SOFR based rate having approximately the same length as the interest payment period specified in Section 16.14.1.1; and (2) For purposes of Section 16.14.1.1(b), the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar denominated syndicated credit facilities at such time; provided that, if the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. “Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate,” the definition of “Banking Day,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or renewal notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). “Benchmark Transition Event” means, with respect to any then current Benchmark other than LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that:

- 8 - (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark; or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored. “Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated credit facilities; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion. “Early Opt-In Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Banking Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received by 5:00pm (Montreal time) on the fifth (5th) Banking Day after the date notice of such Early Opt-In Election is provided to the Lenders, written notice of objection to such Early Opt-In Election from Lenders comprising the Majority Lenders. “Early Opt-in Election” means, if the then-current Benchmark is the LIBOR, the occurrence of: (1) a notification by the Agent to each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and (2) the joint election by the Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Agent of written notice of such election to the Lenders; “Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment, amendment and restatement, or renewal of this Agreement or otherwise) with respect to LIBOR; “Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto. “SOFR” means a rate per annum equal to the secured overnight financing rate for such Banking Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve

- 9 - Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time). “Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body. “Term SOFR Event” means the determination by the Agent that (i) Term SOFR has been recommended for use by the Relevant Governmental Body, (ii) the administration of Term SOFR is administratively feasible for the Agent, and (iii) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement that is not based on Term SOFR.” 2.9 The following Section is hereby is hereby added between Sections 16.14 and 16.15: 16.14A. Erroneous Payments By the Administrative Agent 16.14A.1 If the Administrative Agent notifies a Lender, or any Person who has received funds on behalf of a Lender under or pursuant to any of the Loan Documents (any such Lender or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x)in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Overnight Rate and, in respect of an Erroneous Payment in Canadian Dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent) and (y) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the

- 10 - Administrative Agent to any Payment Recipient under this Section 16.14A.1 shall be conclusive, absent manifest error. 16.14A.2 Without limiting the immediately preceding Section 16.14A.1, each Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Loan Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case: 16.14A.2.1 (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and 16.14A.2.2 such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 16.14A.2.2. 16.14A.3 Each Lender hereby authorizes the Administrative Agent to set-off, net and apply any and all amounts at any time owing to such Lender under any Loan Documents, or otherwise payable or distributable by the Administrative Agent to such Lender from any source, against any amount due to the Administrative Agent under immediately preceding Section 16.14A.1 or under the indemnification provisions of this Agreement. 16.14A.4 In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with the immediately preceding Section 16.14A.1, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not any of its Total Commitment) under any of the applicable Credit Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not any of its Total Commitment) of the Erroneous Payment

- 11 - Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Total Commitment which shall survive as to such assigning Lender and (iv) the Administrative Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Total Commitment of any Lender under any of the Credit Facilities and such Total Commitment under such Credit Facilities shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the applicable Loan with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”). 16.14A.5 The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Obligors, in each case, for the purpose of making such Erroneous Payment. 16.14A.6 To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or compensation or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Administrative

- 12 - Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing. 16.14A.7 Each party’s obligations, agreements and waivers under this Section 16.14A shall survive the resignation or replacement of the Administrative Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Total Commitment and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Documents. 16.14A.8 For purposes of this Section 16.14A, each Lender: 16.14A.8.1 agrees it is executing and delivering this Agreement with respect to this Section 16.14A both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 16.14A and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates; 16.14A.8.2 represents, warrants, covenants and agrees that its Affiliates referred to in this Section 16.14A and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 16.14A; and 16.14A.8.3 agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 16.14A will be binding upon such Lender and each Lender does hereby indemnify and save the Administrative Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Administrative Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 16.14A.” ARTICLE 3 EFFECTIVENESS AND CONDITIONS PRECEDENT This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 3.1 The Agent and the Lenders shall have received: 3.1.1 a signed copy of this Agreement; 3.1.2 certified copies (by way of bringdown certificates or otherwise) of authorized resolutions for each Obligor; 3.2 The Agent and the Lenders shall have received a signed copy of the IQ Subordination Agreement and of the loan agreement evidencing the IQ Subordinated Debt and they shall

- 13 - have received confirmation that all conditions precedent for the disbursement of such IQ Subordinated Debt have been met. 3.3 All amounts due and payable by the Borrower, including the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. ARTICLE 4 GENERAL PROVISIONS 4.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. 4.2 Execution in Counterparts: This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 4.3 Language: The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL, LLC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA TRAVERCENT LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA IT SERVICES INC. By: (s) Authorized Signing Officer Name: Title:

Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title: